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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEANS INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 STILLWATER AVENUE

(No. and Street)

BANGOR	ME	04401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL B. MEANS #207-947-6763

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAVERLOCK, ESTEY & CURRAN, LLC

(Name – *if individual, state last, first, middle name*)

8 COMMERCE CT.	HAMPDEN	ME	04444
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL B. MEANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEANS INVESTMENT COMPANY, INC., as of SEPTEMBER 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KRISTINE J. SELLECK
Notary Public, Maine
My Commission Expires September 14, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MEANS INVESTMENT COMPANY, INC.

FINANCIAL AND OPERATING REPORTS

SEPTEMBER 30, 2012


HEC
CPA

Haverlock, Estey & Curran, LLC

Certified Public Accountants · Consultants

MEANS INVESTMENT COMPANY, INC.

FINANCIAL AND OPERATING REPORTS

SEPTEMBER 30, 2012



Haverlock, Estey & Curran, LLC

Certified Public Accountants • Consultants

William H. Estey, CPA
Peter D. Curran, CPA
Steven D. Carr, CPA
Daniel A. Ryan, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

INDEPENDENT AUDITORS' REPORT

Stockholder
Means Investment Company, Inc.
Bangor, Maine

We have audited the accompanying statements of financial condition of Means Investment Company, Inc. (an S corporation) as of September 30, 2012 and 2011 and the related statements of income, changes in stockholder's equity and cash flows, for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 1 to the financial statements, the Company has elected to report their interest in Micbrooks Partnership (a majority-owned entity) using the equity method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all majority-owned entities be consolidated with the Company. The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

In our opinion, except for the effects on the financial statements of not consolidating all majority-owned entities, as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Means Investment Company, Inc. as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BUILDING FINANCIAL RELATIONSHIPS

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, except for the effects on Schedules 1 and 2 of the qualified opinion on the financial statements, as explained in the third paragraph, such information is fairly stated in all material respects in relation to the financial statements as a whole.

Haverlock, Estey + Curran

HAVERLOCK, ESTEY & CURRAN

November 5, 2012
Hampden, Maine

MEANS INVESTMENT COMPANY, INC.
Statements of Financial Condition
September 30, 2012 and 2011

Assets

	2012	2011
Cash and Cash Equivalents		
Checking	$ 46,850	$ 94,960
Money market funds	504,576	525,755
Total Cash and Cash Equivalents	551,426	620,715
Other Assets		
Receivables from broker-dealers and clearing organizations - Fees and commissions	34,651	38,778
Receivables from related party - Note 5	-	14,541
Prepaid expenses	10,783	8,439
Marketable securities owned - At market value - Note 2	853,897	2,199,388
Note receivable - Note 6	-	52,452
Investment in unconsolidated subsidiary - At equity - Note 7	91,262	79,981
Other investments - At equity which approximates market value	20,182	20,487
Property and equipment - At cost - Net of accumulated depreciation - Note 3	143,926	161,174
Other assets - Note 9	39,987	36,009
Total Other Assets	1,194,688	2,611,249
Total Assets	$ 1,746,114	$ 3,231,964

Liabilities and Stockholder's Equity

	2012	2011
Liabilities		
Accounts payable and accrued expenses	$ 59,434	$ 86,989
Stockholder's Equity - Exhibit C		
Common stock, no par value, 2,000 shares authorized, 90 shares issued and outstanding	300,000	300,000
Retained earnings	1,386,680	2,844,975
Total Stockholder's Equity	1,686,680	3,144,975
Total Liabilities and Stockholder's Equity	$ 1,746,114	$ 3,231,964

The accompanying notes are an integral part of these statements.

MEANS INVESTMENT COMPANY, INC.
Statements of Income
For the Years Ended September 30, 2012 and 2011

	2012	2011
Revenues		
Commissions and fees	$ 823,800	$ 1,030,953
Management and investment advisory income	258,994	20,152
Net gains from principal transactions including net unrealized losses of $756,923 and $16,176 for 2012 and 2011, respectively	653,218	6,654
Underwriting	-	2,500
Interest and dividends	61,701	54,267
Other income	9,289	10,687
Equity in income of unconsolidated subsidiary and investment - Note 7	10,976	7,285
Total Revenues	1,817,978	1,132,498
Expenses		
Employee compensation and benefits	848,988	799,792
Communications and computer services	38,868	41,028
Occupancy and equipment	46,476	47,106
Other expenses		
Investment advisory and other clearance fees	75,083	36,423
Advertising	19,041	6,008
Regulatory fees	7,996	6,619
Other expenses	110,373	95,542
Total Expenses	1,146,825	1,032,518
Net Income - Exhibits C and D	$ 671,153	$ 99,980

The accompanying notes are an integral part of these statements.


HEC
CPA

MEANS INVESTMENT COMPANY, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended September 30, 2012 and 2011

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at September 30, 2010	90.00	$ 300,000	$ 2,745,218
Net Income - Exhibit B	-	-	99,980
Dividends	-	-	(223)
Balance at September 30, 2011 Exhibit A	90.00	300,000	2,844,975
Net Income - Exhibit B	-	-	671,153
Dividends	-	-	(2,129,448)
Balance at September 30, 2012 Exhibit A	90.00	$ 300,000	$ 1,386,680

The accompanying notes are an integral part of these statements.


HEC
CPA

MEANS INVESTMENT COMPANY, INC.
Statements of Cash Flows
For the Years Ended September 30, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities		
Net income - Exhibit B	$ 671,153	$ 99,980
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	23,924	24,665
Loss on disposal of equipment	-	2,645
Gain on sale of marketable securities - Long term investments	(1,382,874)	(109)
Net unrealized loss on marketable securities Long term investments	756,923	16,176
Equity in income of unconsolidated subsidiary and investment	(10,976)	(7,285)
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Receivables from broker-dealers and clearing organizations	4,127	16,980
Prepaid expenses	(2,344)	(8,439)
Marketable securities owned - Trading	59,892	(52,880)
Other assets	(3,978)	(6,822)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(27,555)	(9,777)
Net Cash Provided by Operating Activities	88,292	75,134
Cash Flows from Investing Activities		
Purchases of property and equipment	(6,676)	(3,711)
Loans made to related and other parties	-	(62,500)
Collections on loans and note receivable	66,993	86,285
Proceeds from sale of marketable securities - Long term investments	55,302	109
Purchases of marketable securities - Long term investments	(4,079)	(32,630)
Net Cash Provided (Used) by Investing Activities	111,540	(12,447)
Cash Flows from Financing Activities		
Dividends paid	(269,121)	(223)
Net Increase (Decrease) in Cash and Cash Equivalents	(69,289)	62,464
Cash and Cash Equivalents at Beginning of Year	620,715	558,251
Cash and Cash Equivalents at End of Year - Exhibit A	$ 551,426	$ 620,715

The accompanying notes are an integral part of these statements.


HEC
CPA

MEANS INVESTMENT COMPANY, INC.
Notes to Financial Statements
September 30, 2012 and 2011

1. Summary of Significant Accounting Policies

Nature of Organization

Means Investment Company, Inc. (the Company) is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency, Inc. (FINRA) and the Securities Investors Protection Corporation (SIPC). Credit is extended without collateral. The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection Reserves and Custody of Securities*, since it does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting whereby the Company reports revenue when earned and expenses when incurred.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Statement Presentation

The Company holds a 66-2/3% interest in Micbrooks Partnership. Management has elected to account for the investment under the equity method of accounting even though the ownership would require consolidation in accordance with authoritative guidance. The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

1. Summary of Significant Accounting Policies - continued

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities and commodity transactions are recorded on a settlement date basis. Securities traded September 27, 2012 with a fair market value of $53,627 were settled on October 2, 2012. There were no material trades which had not been settled at September 30, 2012 and 2011.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash or cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $250,000. At September 30, 2012 the Company's cash balance exceeded the FDIC limit by $124,987.

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statements of cash flows.

1. Summary of Significant Accounting Policies - continued

Receivables from Broker-Dealers and Clearing Organizations

Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with the broker-dealers and clearing organizations having outstanding balances and current relationships with them, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Property and Equipment

The Company records all additions to property and equipment at cost, including freight, taxes and construction or installation costs including labor and overhead. Repairs and maintenance are charged to expense. Major repairs and improvements are capitalized when incurred. When property and equipment is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current income.

Furniture and fixtures, computer equipment and vehicles are depreciated on a straight-line or accelerated basis over the estimated useful lives of five to ten years. Building, improvements and sign are depreciated on a straight-line basis over the estimated useful lives of 15 to 40 years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

MEANS INVESTMENT COMPANY, INC.
Notes to Financial Statements
September 30, 2012 and 2011

1. Summary of Significant Accounting Policies - continued

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

The Company has adopted the provisions of authoritative guidance regarding accounting for uncertainty in income taxes. The authoritative guidance provides that a tax benefit or liability from an uncertain tax position should be recognized when it is more likely than not that a position will not be sustained upon examination. As of September 30, 2012, management has concluded that the Company had no uncertain income tax positions.

The Company's federal income tax returns for years beginning in 2010, 2009 and 2008 are subject to examination by the IRS or the State of Maine, generally for three years after they were filed.

Subsequent Events

Subsequent events have been evaluated through November 5, 2012, which is the date the financial statements were available to be issued.

2. Marketable Securities Owned/Fair Values

Marketable securities owned consist of trading and investment securities at market values at September 30:

	2012	2011
Level 1 Marketable Securities		
Corporate stocks	$853,897	$2,139,338
U.S. Treasury strips	-	19,996
Certificate of deposit	-	40,054
Total Marketable Securities Owned - Exhibit A	$853,897	$2,199,388

2. Marketable Securities Owned/Fair Values - continued

In accordance with authoritative guidance, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models and similar techniques.

3. Property and Equipment

Property and equipment, at cost, consists of the following at September 30:

	2012	2011
Building, improvements and sign	$397,683	$397,683
Furniture and fixtures	28,871	24,663
Computer equipment	43,656	41,188
Vehicles	46,249	46,249
Total Property and Equipment	516,459	509,783
Less accumulated depreciation	372,533	348,609
Net Property and Equipment - Exhibit A	$143,926	$161,174

Depreciation expense was $23,924 and $24,665 for the years ended September 30, 2012 and 2011, respectively.

MEANS INVESTMENT COMPANY, INC.
Notes to Financial Statements
September 30, 2012 and 2011

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2012, the Company had net capital of $1,278,459 which was $2,457,135 in excess of its SEC required net capital of $250,000. The Company's net capital ratio was .05 to 1. The Company also has a contractual obligation with National Financial Services (NFS) clearing to maintain net capital of $250,000.

5. Related Party Transactions

Relationships

Name	Relationship
Micbrooks Partnership	The Company holds 66-2/3% interest

Receivables from Related Party

	2012	2011
Micbrooks Partnership		
Unsecured; monthly payments of $1,875 with interest at 9.25%; matured December 2011	$ -	$ 5,541
Unsecured; due upon demand; no set repayment schedule; non-interest bearing	-	9,000
Total Receivables from Related Party - Exhibit A	$ -	$ 14,541

Transactions

	2012	2011
Rent paid to Micbrooks Partnership	$ 15,000	$ 15,000

The Company will advance loans to pay any operating expenses of Micbrooks Partnership in excess of monthly rental proceeds. No loans were required for the years ended September 30, 2012 and 2011.

6. Note Receivable

Note receivable at September 30 consists of the following:

	2012	2011
Hospitality Management, Inc. Unsecured; monthly payments of $3,750 with interest at 4.75%; paid off August 2012 - Exhibit A	$ -	$ 52,452

7. Investment in Unconsolidated Subsidiary

The Company holds a 66-2/3% interest in Micbrooks Partnership, a rental real estate partnership. The Company accounts for its investment using the equity method. Condensed financial information of Micbrooks Partnership at December 31 is as follows:

Summary of Statements of Financial Condition

	2011	2010
Assets		
Current assets	$ 5,910	$ 3,575
Noncurrent assets	121,147	127,979
Total Assets	$127,057	$131,554
Liabilities and Equity		
Payable to affiliate	$ 46,662	$ 46,662
Noncurrent liability	-	21,417
Equity	80,395	63,475
Total Liabilities and Equity	$127,057	$131,554

Summary of Statements of Operations

	2011	2010
Revenues	$ 31,944	$ 33,465
Net income	$ 16,920	$ 10,439

8. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The Company can match employee contributions based on a percentage of the participant's wages. For the years ended September 30, 2012 and 2011, the Company matched contributions of $26,119 and $27,979, respectively.

9. Other Assets

Other assets consist of the following at September 30:

	2012	2011
Escrow account with NFS	$ 28,321	$ 28,285
IRS fiscal year-end S corporation required payment	11,487	6,576
Other	179	1,148
Total Other Assets - Exhibit A	$ 39,987	$ 36,009

10. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, National Financial Services, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

11. Noncash Investing and Financing Activity

Noncash investing and financing activity is as follows:

	2012	2011
Securities transferred to stockholder in lieu of cash dividend	$1,860,327	$ -

12. Reclassification

Certain reclassifications have been made to the 2011 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

MEANS INVESTMENT COMPANY, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2012

Net Capital Computation	
Stockholder's equity - Exhibit A	$ 1,686,680
Deduct: Non-allowable assets	
Investment in unconsolidated subsidiary	(91,262)
Other investments	(20,182)
Property and equipment, net	(143,926)
Prepaid expenses	(10,783)
Other non-allowable assets	(11,730)
Haircuts on securities positions	(130,338)
Net Capital	$ 1,278,459
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 59,434
Total Aggregate Indebtedness	$ 59,434
Computation of Basic Net Capital Requirement	
Minimum SEC net capital required	$ 250,000
Excess net capital	1,028,459
Total Net Capital	$ 1,278,459
Ratio: Aggregate Indebtedness to Net Capital	0.05

MEANS INVESTMENT COMPANY, INC.
Reconciliation of Audited vs. Unaudited Computation of
Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2012

Net Capital - As reported in the Company's Part II (unaudited) FOCUS report	$ 1,315,938
Audit adjustments - Net increase in non-allowable assets	(10,923)
Audit adjustments - Net decrease in stockholder's equity	(26,347)
Increase in haircuts on securities due to decrease in net capital	(209)
Net Capital - Audited	$ 1,278,459

Reconciliation to the Company's Part II (Unaudited) FOCUS Report

The decrease of $26,347 in stockholder's equity is principally comprised of the following:

Increase in compensation	$ (20,000)
Income from unconsolidated subsidiary and investment	10,976
Increase in prepaid expenses	5,043
Increase in accrued expenses	(2,197)
Increase in depreciation expense	(4,520)
Decrease commissions receivable	(16,125)
Other adjustments	476
	$ (26,347)

The increase in non-allowable assets is the result of recording the equities of an unconsolidated subsidiary and a real estate investment, increase in depreciation and increase in prepaid expenses.



Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

William H. Estey, CPA
Peter D. Curran, CPA
Steven D. Carr, CPA
Daniel A. Ryan, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5

Stockholder
Means Investment Company, Inc.
Bangor, Maine

In planning and performing our audit of the financial statements of Means Investment Company, Inc. as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

BUILDING FINANCIAL RELATIONSHIPS
8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate as of September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Haverlock, Estey + Curran

HAVERLOCK, ESTEY & CURRAN

November 5, 2012
Hampden, Maine

MEANS INVESTMENT COMPANY, INC.

AGREED-UPON PROCEDURES REPORT

SEPTEMBER 30, 2012


HEC
CPA

Haverlock, Estey & Curran, LLC

Certified Public Accountants · Consultants

MEANS INVESTMENT COMPANY, INC.

AGREED-UPON PROCEDURES REPORT

SEPTEMBER 30, 2012


HEC
CPA


ESTABLISHED 1964

Haverlock, Estey & Curran, LLC

Certified Public Accountants • Consultants

William H. Estey, CPA
Peter D. Curran, CPA
Steven D. Carr, CPA
Daniel A. Ryan, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stockholder
Means Investment Company, Inc.
Bangor, Maine

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Means Investment Company, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Department of State, Bureau of Securities Regulation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective checks issued and general ledger account posting noting no differences;

2. Compared the amounts reported on audited Form X-17A-5 for the fiscal year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting no differences except for gains from securities in investment accounts were improperly reported as trading gains on Form X-17A-5. Form SIPC-7 properly reflects these gains;

3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers consisting of Company calculation of SIPC Net Operating Revenue using data from internal interim financial statements, account detail and quarterly FOCUS Reports (Form X-17A-5) which correspond to the fiscal year ended September 30, 2012 noting no differences;

4. Provide the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Haverlock, Estey & Curran
HAVERLOCK, ESTEY & CURRAN

November 8, 2012
Hampden, Maine


HEC
CPA